Exhibit (k)(5)

Execution Version

THIS FOURTH AMENDED AND RESTATED EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT (this “Agreement”) is made effective as of the 1st day of May, 2026 between John Hancock Comvest Private Income Fund, a Delaware statutory trust (the “Fund”), and Comvest Credit Managers, LLC, a Delaware limited liability company (the “Management Company”).

WHEREAS, the Fund is a diversified, closed-end management investment company that has elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended;

WHEREAS, the Management Company is the Fund’s investment adviser pursuant to that certain amended and restated investment advisory agreement between the Fund and the Management Company dated February 19, 2026 (the “Investment Management Agreement”);

WHEREAS, the Fund and the Management Company are parties to that certain Third Amended and Restated Expense Limitation and Reimbursement Agreement dated as of November 3, 2025, (the “Third Amended and Restated Agreement”); and

WHEREAS, the Fund and the Management Company desire to amend and restate the Third Amended and Restated Agreement on the terms set forth herein.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the Fund and the Management Company hereby agree as follows:

1. Expense Limitation. From the period beginning May 1, 2026 through May 1, 2027 (the “Limitation Period”), subject to the terms hereof, the Management Company agrees that it will pay, absorb or reimburse the Fund’s aggregate Operating Expenses (as defined below) on the Fund’s behalf above 1.25% of the value of the Fund’s monthly net assets as of the beginning of the first calendar day of the applicable month adjusted for any share issuances or repurchases during the applicable month (each such payment, absorption or reimbursement, a “Required Expense Payment”).

“Operating Expenses” means all of the Fund’s operating costs and expenses incurred, including but not limited to, organization and offering costs and legal, administration, accounting, printing, mailing, subscription processing and filing fees and expenses, as determined in accordance with generally accepted accounting principles for investment companies. Operating Expenses shall not include any fees payable to the Management Company by the Fund under the Investment Management Agreement, interest expenses and other financing costs, portfolio transaction and other investment-related costs, shareholder servicing and/or distribution fees, taxes, acquired fund fees and expenses, and any other extraordinary expenses not incurred in the ordinary course of the Fund’s business (including, without limitation, litigation expenses).

The Management Company may elect to pay certain additional expenses of the Fund on the Fund’s behalf (each such payment, a “Voluntary Expense Payment” and together with a Required Expense Payment, the “Expense Payments”). In making a Voluntary Expense Payment, the Management Company will designate, as it deems necessary or advisable, what type of expense is being paid (including, whether it is an Operating Expense); provided that no portion of a Voluntary Expense Payment will be used to pay any interest expense or distribution and/or shareholder servicing fees of the Fund.

Any Expense Payment that the Management Company has committed to pay must be paid by the Management Company to the Fund in any combination of cash or other immediately available funds no later than forty-five (45) days after such commitment was made in writing, and/or offset against amounts due from the Fund to the Management Company. If the Management Company elects to pay certain of the Fund’s expenses, the Management Company will be entitled to reimbursement of such expenses from the Fund in accordance with Section 3 hereof.

Execution Version

2. Term. This Agreement will remain in effect throughout the Limitation Period (including any extensions thereof), unless terminated by the Fund’s Board of Trustees upon at least thirty (30) days written notice to the Management Company.

This Agreement may be renewed by the mutual agreement of the Management Company and the Fund for successive terms of one year. Unless so renewed, this Agreement will terminate automatically at the end of the Limitation Period. This Agreement will also terminate automatically upon the termination of the Management Agreement, unless a new investment advisory agreement with the Management Company (or with an affiliate under common control with the Management Company) becomes effective upon such termination.

3. Reimbursement Payments.

a.

In consideration of the Management Company’s agreement as provided herein, the Fund agrees to carry forward the amount of any Expense Payment for a period not to exceed three years from the end of the month in which such Expense Payment was paid or reimbursed by the Management Company, and to reimburse the Management Company in the amount of such Expense Payment as promptly as possible, on a monthly basis in accordance with the terms hereof, even if such reimbursement occurs after the termination of the Limitation Period (each such payment, a “Reimbursement Payment”).

b.

In respect of a Required Expense Payment, no Reimbursement Payment for any quarter shall be made if and to the extent that the Fund’s Operating Expense Ratio (as defined below) (including the amount of the Reimbursement Payment) at the time of such Reimbursement Payment is greater than the Operating Expense Ratio at the time the Required Expense Payment was made.

c.

In respect of a Voluntary Expense Payment, no Reimbursement Payment for any quarter shall be made if and to the extent that: (1) the Effective Rate of Distributions Per Share (as defined below) declared by the Fund at the time of such Reimbursement Payment is less than the Effective Rate of Distributions Per Share at the time the Voluntary Payment was made to which such Reimbursement Payment relates or (2) the Fund’s Operating Expense Ratio at the time of such Reimbursement Payment (including the amount of the Reimbursement Payment) is greater than the Operating Expense Ratio at the time the Voluntary Payment was made. For purposes of the Agreement, “Effective Rate of Distributions Per Share” means the annualized rate (based on a 365-day year) of regular cash distributions per share exclusive of returns of capital and declared special dividends or special distributions, if any. The “Operating Expense Ratio” is calculated by (x) dividing Operating Expenses, less base management and incentive fees owed to the Management Company pursuant to the Investment Management Agreement, administration fees owed to the Fund’s administrator, shareholder servicing and/or distribution fees, and interest expense, by (y) the Fund’s net assets.

d.

The Fund’s obligation to make a Reimbursement Payment shall automatically become a liability of the Fund on the last business day of the applicable calendar quarter, except to the extent the Management Company has waived its right to receive such payment for the applicable quarter. The Reimbursement Payment for any calendar quarter will be paid by the Fund to the Management Company in any combination of cash or other immediately available funds as promptly as possible following such calendar quarter and in no event later than 45 days after the end of such calendar quarter.

Execution Version

e.

All Reimbursement Payments hereunder shall be deemed to relate to the earliest unreimbursed Expense Payments made by the Management Company within three years prior to the last business day of the calendar quarter in which such Reimbursement Payment obligation is accrued.

4. Entire Agreement; Amendment. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements between the parties hereto relating to the matters contained herein and may not be modified, waived or terminated orally and may only be amended by an agreement in writing signed by the parties hereto.

5. Construction and Forum. This Agreement shall be governed by the laws of the State of New York, without regard to its conflicts of law principles. Each of the parties hereto irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court.

6. Counterparts. This Agreement may be executed in any number of separate counterparts, each of which shall be deemed an original, but the several counterparts shall together constitute but one and the same agreement of the parties hereto.

7. Severability. If any one or more of the covenants, agreements, provisions or texts of this Agreement shall be held invalid, then such covenants, agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this Agreement and shall in no way affect the validity or enforceability of the other provisions of this Agreement.

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Execution Version

COMVEST CREDIT MANAGERS, LLC

By:	/s/ Deborah Nordell
Name: Deborah Nordell
Title: Chief Financial Officer

Accepted and Agreed:

JOHN HANCOCK COMVEST PRIVATE INCOME FUND

By:	/s/ Cecilio Rodriguez
Name: Cecilio Rodriguez
Title: Chief Financial Officer